UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO Section 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO Section 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Warner Music Group Corp.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550203

(Cusip Number)

June 30, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

13G

CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Sands Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IA

13G

CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Frank M. Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

This Amendment No. 5 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on August 10, 2020 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1. Issuer

(a)	Name of Issuer:

Warner Music Group Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1633 Broadway

New York, NY 10019

Item 2. Identity and Background

(a)	Name of Person(s) Filing:

This Schedule 13G is being filed jointly by Sands Capital Management, LLC (“SCM”) and Frank M. Sands (“Sands”). Sands holds ultimate voting and investment power over securities held by SCM.

(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each of SCM and Sands is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(c)	Citizenship or Place of Organization:

Sands Capital Management, LLC is organized under the laws of the State of Delaware. Sands is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

(e)	CUSIP Number:

934550203

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a)—(k):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

SCM is reporting hereunder as an investment adviser pursuant to (e) above. Sands is reporting hereunder as a control person pursuant to (g) above.

Item 4. Ownership

See rows 5 through 11 of cover pages.

Item	5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following ☒.

Item	6. Ownership of More than Five Percent on Behalf of Another Person

☒ Securities reported on this Schedule 13G are held in the accounts of various clients of Sands Capital Management, LLC, which may include pension plans, endowments, foundations, mutual funds, charities, state and municipal government entities, Taft-Hartley plans, families, and individuals, among other types. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No such client’s interest in the class of securities reported herein is more than 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Item 3.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2023

/s/ Alexandra Fulk
Sands Capital Management, LLC
By: Alexandra Fulk, Chief Compliance Officer

/s/ Frank M. Sands
Name: Frank M. Sands